UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2007

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 9, 2007 with respect to the Registrant’s results of operations for the quarter ended June 30, 2007.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended June 30, 2007.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended June 30, 2007.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the quarter ended June 30, 2007.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended June 30, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Name: Lea Katz Title: Corporate Secretary

Dated: August 9, 2007.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated August 9, 2007.

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS

Client: AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact: PHILIP Y. SARDOFF

For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Financial Results for the Second Quarter and Six Months

Hadera, Israel, August 9, 2007 – American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”) today reported financial results for the second quarter and first six months ended June 30, 2007. The Company, its subsidiaries and associated companies – is referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd. (H-K)), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of inter- company sales.

Aggregate sales totaled NIS 1,492.7 million during the reported period (six month period- January-June 2007), as compared with NIS 1,427.6 million (net of TMM Integrated Recycling Industries Ltd. (“TMM”) that was sold in early 2007, and therefore, aggregate sales and operating income figures for the preceding year are consequently presented net of the TMM results) in the corresponding period last year.
Aggregate sales totaled NIS 740.1 million in the second quarter, as compared with NIS 707.7 million (net of TMM) in the corresponding period last year and NIS 752.7 million in the first quarter of this year.

Aggregate operating profit totaled NIS 71.7 million during the reported period, as compared with NIS 62.3 million (net of TMM) in the corresponding period last year. The aggregate operating profit totaled NIS 41.4 million in the second quarter of the year, as compared with NIS 24.9 million (net of TMM) in the corresponding quarter last year, and as compared with NIS 30.4 million in the first quarter of this year.

Aggregate sales from the operations in Israel during the reported period totaled NIS 1,397.3 million, as compared with NIS 1,305.6 million (net of TMM) in the corresponding period last year.

Aggregate sales in Israel in the second quarter of the year totaled approximately NIS 689.2 million, as compared with NIS 646.5 million (net of TMM) in the corresponding quarter last year.

Aggregate operating profit in Israel totaled NIS 118.0 million during the reported period, as compared with NIS 93.2 million in the corresponding period last year (net of TMM).

Aggregate operating profit in Israel totaled NIS 60.6 million during the second quarter of the year, as compared with NIS 46.7 million in the corresponding quarter last year.

The Consolidated Data set forth below does not include the results of operation of the associated companies: Mondi Hadera, H-K and Carmel Containers Systems Ltd. (“Carmel”), which are included in the Company’s share in results of associated companies.

Consolidated sales during the reported period totaled NIS 277.8 million, as compared with NIS 259.2 million in the corresponding period last year.

Operating profit totaled NIS 30.6 million during the reported period, as compared with NIS 25.1 million in the corresponding period last year.

Operating profit totaled NIS 13.7 million in the second quarter of the year, as compared with NIS 11.8 million in the corresponding quarter last year.

Financial expenses totaled NIS 10.4 million during the reported period, as compared with NIS 12.9 million in the corresponding period last year, decreased mainly due to the decrease in the cost of the transaction for hedging the CPI-linked notes against a rise in the CPI, and the devaluation that was recorded in the NIS-dollar exchange rate. The decreased was somewhat offset as a result of an increase in Company’s liabilities.

Net profit amounted to NIS 3.1 million during the reported period, as compared with net profit of NIS 2.2 million in the corresponding period last year and a loss of NIS -3.5 million in the first quarter of this year.

Net profit in the first half of the year was affected by the growth in the Company’s share in the losses of the operations in Turkey (Kimberly Clark Turkey “KCTR”), totaled approximately NIS 15.5 million, as compared with the corresponding period last year.

Net profit amounted to NIS 6.6 million during the second quarter of the year, as compared with net loss of NIS -5.5 million in the corresponding quarter last year.

Basic earnings per share in the reported period, totaled NIS 0.76 per share ($0.18 per share), as compared with basic earnings of NIS 0.55 per share ($0.12 per share) in the corresponding period last year.

Basic earnings per share in the second quarter of the year, totaled NIS 1.63 per share ($0.38 per share), as compared with a loss of NIS -1.37 per share (-$0.31 per share) in the corresponding quarter last year.

The inflation rate during the reported period amounted to 1%, as compared with an inflation rate of 1.6% in the corresponding period last year.

The exchange rate, of the NIS in relation to the US dollar was devaluated during the reported period by approximately 0.6%, as compared with a revaluation of 3.5% in the corresponding period last year.

2

Mr. Avi Brener, Chief Executive Officer of the Company said that the growth in the Israeli economy continued during the reported period, while preserving high levels of demand in private consumption, along with a rising stock market and fluctuations in the exchange rate of the US dollar vis-à-vis the NIS and the euro.

The global trends in the paper sector, primarily in Europe, are affecting the Group. The growth trend in developing markets, primarily in Asia, coupled with high growth rates also in Europe, is creating high demand for pulp, paper waste and paper products. These demands are leading to a continuing rise in input prices – primarily fibers and chemicals – and are causing in parallel a continuing rise in paper prices since the end of the preceding year. This trend which is expected to continue in the coming year, enables the Group to realize price hikes in most paper and paper products areas, thereby compensating for the high input prices, while improving profitability.

Energy prices (primarily fuel oil) that were at their lowest point for two years during the first quarter this year, have reversed their trend in the second quarter of 2007 and have started climbing back toward the high prices that prevailed in 2006. Nevertheless, the prices of fuel oil used by the Group were lower by an average of 13% in the first half of 2007, in relation to the prices in the corresponding period last year.

The rise in raw material prices continued in the first half of 2007 – primarily in pulp – and this led to additional aggregate costs at the Group, in relation to the corresponding period last year.

The Company is completing its preparations for converting the boilers system at Hadera from the use of fuel oil, to natural gas. The laying of the sea and land pipeline has been completed and the controlled flow of natural gas has started these days, from the off shore Yam Tethys drill. The gas is expected to flow to the Company’s site over the coming month and will improve the quality of emissions at the site, while significantly lowering the Group’s energy costs.

The Company is currently conducting negotiations to select the main supplier for the new packaging paper machine. In parallel, Amnir Recycling Industries Ltd. (a wholly owned subsidiary) is preparing to expand the collection of cardboard and newspaper waste and has started to accumulate inventories toward the planned operation of the new machine as of 2009, with an annual output of 230,000 tons per annum. The Company is examining simultaneously the different possibilities for the project financing.

The power plant project, which the Company is examining and promoting is intended to provide steam and electricity for the manufacturing operations in Hadera and to sell surplus electricity to the Israel Electric Company (IEC) and/or to private customers, is currently at the configuration definition stages based on a license for a plant that will generate 230 mega-watts, to be built on an area of 80 thousand square meters, that was acquired in Hadera. The Company expects that the power plant will consume natural gas that will be provided by EMG, on the basis of a recently signed agreement in principles.

In the reported period, KCTR– a Hogla Kimberly wholly owned subsidiary in Turkey (held by the Company in 49.9% rate) – continued to implement its Global Business Plan (GBP) that was formulated together with the international partner, Kimberly Clark. The plan is designed to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If the plan will be fully implemented, KCTR is expected to grow to become a dominant and profitable company by 2015, with annual sales in the area of US $300 million. KCTR’s sales turnover in the first half of 2007 totaled $22 million. The Company is continuing to implement the strategic business plan and is expected to continue to grow and gradually reduce the losses incurred by the investment in penetrating into this market – which holds great potential for the Company.

3

The Company’s share in the losses of associated companies totaled NIS (9.5) million during the reported period, as compared with NIS (6.0) million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by NIS 3.7 million. Most of the change in profit originated from the company’s improved profitability, the transition from an operating loss of NIS 0.6 million last year to an operating profit of NIS 13.8 million this year – as a result of the higher selling prices that led to an improved gross margin. The improvement was rendered possible as a result of the said recovery in the European paper industry. The quantitative growth in sales on the domestic market that began in the first quarter of the year, intensified in the second quarter, as the operating profit grew from NIS 1.7 million in the first quarter, to approximately NIS 12 million in the second quarter. The sharp improvement in profit was somewhat offset as a result of an increase in financial expenses on account of the assessment of dollar-denominated liabilities as a result of the devaluation of the NIS by 0.6% in the reported period this year, as compared with a revaluation of some (3.5%) in the corresponding period last year.

–	The Company’s share in the net profit of H-K Israel (49.9%) increased by approximately NIS 3.5 million. The operating profit of Hogla grew from NIS 63.5 million to NIS 67.6 million this year as a result of the quantitative growth in sales. The improved operating profit originated from a quantitative increase in sales, improved selling prices and the continuing trend of raising the proportion of some of the premium products in the products basket. This improvement was partially offset by the continuing rise in raw material prices. The net profit was also affected by the rise in financial expenses as a result of the depreciation and the increased cost as a result of financing the operations in Turkey. The net profit of H-K Israel last year was influenced by non-recurring tax expenses of NIS 4.5 million (our share was approximately NIS 2.2 million).

–	The Company’s share in the losses of KCTR Turkey (formerly Ovisan) (49.9%) grew by NIS 15.5 million, primarily on account of the increase in the operating loss (approximately NIS 15 million in relation to the corresponding period last year), originating primarily from expenses associated with the continuing launch process of premium KC products in the Turkish market (Kotex® and Huggies®), that began in the second quarter last year, coupled with fierce competition over shelf space, primarily against P&G. The reported period this year includes a non-recurring loss on account of the termination of trade agreements with distributors, due to the transition to distribution by Unilever, in the sum of NIS 6 million ($1.5 million), of which our share was approximately NIS 3 million. Moreover, the tax asset recorded in previous years in Turkey, in the sum of NIS 12.3 million ($2.9 million), of which our share is NIS 6.1 million, was reduced due to a limit on carryover losses that expires within five years. Last year, the loss included a non-recurring expenditure of NIS 16 million, of which our share was NIS 8 million, as a result of the devaluation of the Turkish lira.

4

–	The Company’s share in the net profit of Carmel (36.21%) decreased by NIS 0.4 million. The factors that affected the decrease in the Company’s share in the net profit of Carmel originated inter alia from the decrease in operating profit, from NIS 7 million last year to NIS 4.7 million this year. The decrease in operating profit was caused by a sharp rise in raw material prices that was not compensated by an equivalent rise in prices due to market conditions. A significant correction of selling prices began at Carmel toward the end of the second quarter and is expected to be reflected in the profitability of the next quarters. In the course of the second quarter, the Company’s holding rate in Carmel rose from 26.25% to 36.21% due to Carmel’s repurchase of some of the minority shareholders’ holdings. Since the acquisition was made at a price that is lower than the price in the Carmel books, a negative surplus cost of NIS 4.9 million was created at the company, of which a sum of NIS 1.3 million was allocated to the statement of income this year and served to increase the Company’s share in the Carmel profits. On the other hand, in the corresponding period last year, Carmel’s net profit included capital gains from the sale of a real-estate asset in Netanya in the sum of NIS 3.9 million, of which the Company’s share was approximately NIS 1 million.

The Company’s share in the losses of Frenkel- CD Ltd. (“FCD”) (27.85%) decreased by NIS 0.5 million. The improvement originates primarily from the transition from an operating loss of NIS 1.5 million in the corresponding period last year to operating profit of NIS 1.3 million, due to the growth in the volume of operations and the efficiency derived from the benefits of the merger.

–	In the corresponding period last year, the Company’s share in the earnings of associated companies included the Company’s share in the losses of TMM, in the sum of NIS -4.6 million (including NIS 0.5 million as cumulative effect at the beginning of the period). As mentioned above, the Company sold its holdings in TMM in early 2007 and this item is therefore not included in the Company’s share in the earnings of associated companies this year.

During the reported period, a total of 15,097 shares were issued (0.4% dilution) on account of the exercise of 34,549 options warrants as part of the Company’s employee stock option plan.

In February 2007, pursuant to its acceptance of a purchase offer dated January 4, 2007, AIPM finalized the sale of all its direct and indirect holdings in TMM to CGEA, so that AIPM has absolutely ceased to be a shareholder of TMM.

In May 2007, an agreement in principles was signed for the acquisition of natural gas from Egypt, between the Company and East Mediterranean Gas Company (EMG), intended to guarantee the continuing supply of natural gas to the Hadera site for a period of 15 years, upon termination of the agreement with the Yam Tethys partnership, that will provide natural gas from the initial delivery until mid-2011. The annual volume of the purchase from EMG is estimated at $10-50 million, according to the quantity actually purchased and price.

During the second quarter, three out of four class actions that were filed against H-K (an associated company), were dismissed.

5

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

Six months ended June 30,

NIS IN THOUSANDS (1)

	2007	2006

Net sales	277,823	259,164

Net earnings	3,061	2,204	*

Basic net earnings per share	0.76	0.55	*

Fully diluted earnings per share	0.76	0.55

Three months ended June 30,

NIS IN THOUSANDS (1)

	2007	2006

Net sales	141,185	127,676

Net earnings (loss)	6,588	(5,496	)*

Basic net earnings (loss) per share	1.63	(1.37	)*

Fully diluted earnings (loss) per share	1.63	(1.37)

(1)	New Israeli shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter- Standard No. 12)- “Discontinuance of Adjusting Financial Statements for Inflation”. The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004.
*	Including the Company’s share in the NIS 8 million extraordinary expenses recorded in the second quarter of the year in Turkey, as mentioned above. The representative exchange rate at June 30, 2007 was N.I.S. 4.249=$1.00.

6

Exhibit 2

Translation from Hebrew

August 08, 2007

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group (“AIPM” or the “Company”) for the first six months of 2007. The Company, its consolidated subsidiaries and its associated companies – is referred to hereinafter as: “The Group”.

A.	Description of the Company’s Business

1.	Company Description

AIPM deals in the manufacture and sale of packaging paper, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods.

The Company’s securities are traded on the Tel-Aviv Stock Exchange and on the American Stock Exchange (AMEX).

2.	General

A.	The Operations in Israel

1.	The Business Environment

The growth in the Israeli economy continued during the reported period (January-June 2007), while preserving high levels of demand in private consumption, along with a rising stock market and fluctuations in the exchange rate of the US dollar vis-à-vis the NIS and the euro.

The global trends in the paper sector – primarily in Europe – are affecting the Group companies that are active in Israel.

The growth trend in developing markets, primarily in Asia, coupled with high growth rates also in Europe, is creating high demand for pulp and paper waste, as well as for paper products.

These demands are leading to a continuing rise in input prices – primarily fibers and chemicals – and are causing in parallel a continuing rise in paper prices since the end of the preceding year. This trend is expected to continue in the coming year.

These trends enable the Group companies to realize price hikes in most paper and paper products areas, thereby compensating for the high input prices, while improving profitability.

1

Energy prices (primarily fuel oil) that were at their lowest point for two years during the first quarter this year, have reversed their trend in the second quarter of 2007 and have started climbing back toward the high prices that prevailed in 2006. The rise in fuel prices even accelerated at the beginning of the third quarter and fuel prices are currently 40% higher than they were at the beginning of the year. Nevertheless, the prices of fuel oil used by the Group (including associated companies) were lower by an average of 13% in the first half of 2007, in relation to the prices in the corresponding period last year. This price decrease resulted in aggregate savings of approximately NIS 6 million in the Group’s fuel oil use costs.

The rise in raw material prices continued in the first half of 2007 – primarily in pulp – and this led to additional aggregatecosts of approximately NIS 18 million, in relation to the corresponding period last year.

2.	Current Operations in Israel

Most Group companies continued to grow – both quantitatively and in terms of their sales turnover – during the reported period – while raising prices across most areas of operation, in parallel to the successful implementation of the efficiency plan.

The Group consequently recorded a significant improvement in the volume of sales and in the operating profit from activity in Israel, in relation to the corresponding period last year.

3.	Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to implement and assimilate organization-wide processes intended to empower Group brands and support continued growth and increased profitability:

*	Empowering organizational development while placing an emphasis on management by objectives and the development of the organization's middle management.

*	Continuing reorganization of the Group’s purchasing network, while exploiting synergy opposite the organization’s suppliers.

*	Assimilation of the Centerlining process at the operational levels of the various companies to a gradual and continuing improvement in the efficiency of the primary manufacturing arrays.

*	Accelerating processes for encouraging innovation at the companies for the development of new products and to create competitive differentiation for improving profitability.

*	Formulating and assimilating B2B marketing methodologies, for improving perceived quality and service among company customers.

*	Establishing cost-cutting measures at the organization in order to improve savings “anywhere and anytime”.

*	Social responsibility – Formulating a multi-annual plan that will be launched in 2008 and will empower the organization’s activities in this area.

2

4.	The Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement strategic measures that will lead to continued growth in operations and improved profitability over the coming years.

1.	Converting the boilers system from fuel oil to natural gas

The Company is completing its preparations for converting the boilers system at the central site in Hadera from the use of fuel oil to the use of natural gas. The laying of the sea and land pipeline by the Israel Electric Corporation and Israel Natural Gas Lines Ltd. has been completed and the controlled flow of natural gas has started these days, from the off shore Yam Tethys drill. The gas is expected to flow to the Company’s site over the coming month and will improve the quality of emissions at the site, while significantly lowering the Group’s energy costs (aggregate) by over NIS 45 million pre-taxannually, according to existing fuel oil prices.

This move will improve the competitive ability of the companies on the basis of a competitive cost structure and will render it possible to improve profitability, accordingly.

2.	Expanding the manufacturing network of recycled packaging paper

The project that was approved by the Board of Directors in November 2006 is progressing as planned and the Company is currently conducting advanced negotiations to select the main supplier for the paper machine.

In parallel, Amnir Recycling Industries Ltd. (“Amnir”) is preparing to expand the collection of cardboard and newspaper waste and has started to accumulate inventories toward the planned operation of the new machine as of 2009, with an annual output of 230,000 tons per annum.

The Company is examining in simultaneously the different possibilities for the project financing.

3.	New Power Plant

The power plant project, which is intended to provide steam and electricity for the manufacturing operations in Hadera and to sell surplus electricity to the Israel Electric Company (IEC) and/or to private customers, that the Company examining and promoting, is currently at configuration definition stages and feasibility studies, based on a license for a plant that will generate 230 mega-watts, to be built on an area of 80 thousand square meters, that was acquired for the project, in proximity to the Company’s site in Hadera.

The Company expects that the said power plant will consume natural gas that will be provided by EMG, on the basis of a recently signed agreement in principles.

3

B.	The Strategic Investment in Turkey

In the reported period, Kimberly Clark Turkey (KCTR) – a Hogla Kimberly wholly owned subsidiary (held by the Company in 49.9% rate) – continued to implement its Global Business Plan (GBP), that was formulated together with the international partner, Kimberly Clark. The plan is designed to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If the plan will be fully implemented, KCTR is expected to grow to become a dominant and profitable company by 2015, with annual sales in the area of $300 million. KCTR’s sales turnover in the first half of 2007 totaled $22 million.

In the course of the second quarter, the Company continued to develop products and launched new product lines under the Huggies® and Pedo brands, manufactured at the company’s advanced manufacturing plant.
The company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly.

As part of the GBP, the company plans to continue during the year its marketing and sales promotion efforts, while launching a new generation of products, which intended to support the positioning of the brands and creating customers loyalty.
During the first quarter of the year, a strategic cooperation agreement was signed between KCTR and Uniliver, in Turkey. In the frame of the agreement, Uniliver conducts the sale, distribution and collection of money for KCTR in the Turkish market, except the large marketing chains, representing 30% of the market potential, in which KCTR will continue to be active directly.

The implementation of the strategic cooperation with Unilever for the purpose of expanding the distribution and sales in the Turkish market is also advancing as planned. During the course of the last quarter, most of the company customers – except for the large marketing chains – have made the transition to being handled directly by Unilever. Within several months, the company expects to realize gradual growth in sales, based on deeper distribution and penetration into numerous additional customers throughout Turkey.

The level of competition in the markets where the company is working to penetrate and empower its brands is high and calls for current and significant investments in advertising and sales promotion.

All the above expenditures with respect to the penetration of brands, publicity, expanding the distribution etc’, is recorded on current bases as expenditure in the KCTR’s statement of income. KCTR’s operating loss in the reported period this year amounted to approximately NIS 46 million ($10.9 million). The loss included a non-recurring expenditure of approximately NIS 6 million ($1.5 million) on account of termination of trade agreements with the previous distributors, following the implementation of the agreement with Unilever and also on account of the upgrading of brands on the Turkish market.

To conclude, the Company is continuing to implement the strategic business plan and is expected to continue to grow and gradually reduce the losses incurred by the investment in penetrating into this market – which holds great potential for the Company.

4

During the reported period (January-June 2007), the exchange rate of the NIS in relation to the US dollar was devaluated by approximately 0.6%, as compared with a revaluation of 3.5% in the corresponding period last year (January-June 2006).

The inflation rate during the reported period amounted to 1%, as compared with an inflation rate of 1.6% in the corresponding period last year.

B.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of inter- company sales.

Regarding the consolidated data, see Section (2) below.

a).	Aggregate Data from Israeli Operations

In early 2007, the Company sold its holdings in TMM (43.02% directly and indirectly), as part of an agreement with Veolia Israel and in response to a tender offer for the acquisition of TMM shares from the public, by Veolia Israel. The aggregate sales and operating income figures for the preceding year are consequently presented net of the TMM results.

The aggregate sales in Israel during the reported period amounted to NIS 1,397.3 million, as compared with NIS 1,305.6 million (net of TMM Integrated Recycling Industries Ltd. “TMM”) in the corresponding period last year, representing growth of 7.0%.

The aggregate sales in Israel in the second quarter of the year amounted to approximately NIS 689.2 million, as compared with NIS 646.5 million (net of TMM) in the corresponding quarter last year, representing growth of 6.6%.

The aggregate operating profit in Israel amounted to NIS 118.0 million during the reported period, as compared with NIS 93.2 million in the corresponding period last year (net of TMM that was sold in early 2007), representing growth of 26.7%.

The aggregate operating profit in Israel amounted to NIS 60.6 million during the second quarter of the year, as compared with NIS 46.7 million in the corresponding quarter last year, representing growth of 29.8%.

The significant improvement in the operating profitability in Israel is attributed to the raising of prices in most of the Group’s areas of operation, the growth in quantitative sales and the continuing efficiency measures. This improvement was partially offset by the rise in raw material prices.

5

b).	Aggregate Data (including Turkey)

The aggregate sales amounted to NIS 1,492.7 million during the reported period, as compared with NIS 1,427.6 million (net of TMM) in the corresponding period last year.

The aggregate sales amounted to NIS 740.1 million in the second quarter, as compared with NIS 707.7 million (net of TMM) in the corresponding period last year and NIS 752.7 million in the first quarter of thise year.

The aggregate operating profit totaled NIS 71.7 million during the reported period, as compared with NIS 62.3 million (net of TMM) in the corresponding period last year. The aggregate operating profit totaled NIS 41.4 million in the second quarter of the year, as compared with NIS 24.9 million (net of TMM) in the corresponding quarter last year, representing growth of 66.3% and as compared with NIS 30.4 million in the first quarter of this year.

For the operations in Turkey – see also Section C7 below – Company’s share in the earnings of associated companies.

2.	Consolidated Data

Excluding the results of operation of the associated companies: Mondi Hadera, Hogla-Kimberly and Carmel Container Systems Ltd. (“Carmel”).

The sales during the reported period amounted to NIS 277.8 million, as compared with NIS 259.2 million in the corresponding period last year.

The operating profit totaled NIS 30.6 million during the reported period, as compared with NIS 25.1 million in the corresponding period last year, representing an increase of approximately 22%.

The operating profit amounted to NIS 13.7 million in the second quarter of the year, as compared with NIS 11.8 million in the corresponding quarter last year, representing growth of approximately 16%.

3.	Net Profit and Earnings Per Share

The net profit amounted to NIS 3.1 million during the reported period, as compared with net profit of NIS 2.2 million in the corresponding period last year and a loss of NIS -3.5 million in the first quarter of this year.

The net profit in the first half of the year was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to approximately NIS 15.5 million ( from NIS 20.6 million last year to NIS 36.1 million this year) , as compared with the corresponding period last year (see Strategic Investment in Turkey, above, and Section C7, below ).

The net profit amounted to NIS 6.6 million during the second quarter of the year, as compared with net loss of NIS -5.5 million in the corresponding quarter last year.

Basic earnings per share amounted to NIS 0.76 per share ($0.18 per share) in the reported period, as compared with basic earnings of NIS 0.55 per share ($0.12 per share) in the corresponding period last year.

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Diluted earnings per share amounted to NIS 0.76 per share ($0.18 per share) in the reported period, as compared with diluted earnings of NIS 0.55 per share ($0.12 per share) in the corresponding period last year.

Basic earnings per share amounted to NIS 1.63 per share ($0.38 per share) in the second quarter of the year, as compared with a loss of NIS -1.37 per share (-$0.31 per share) in the corresponding quarter last year.

Diluted earnings per share amounted to NIS 1.63 per share ($0.38 per share) in the second quarter of the year, as compared with a loss of NIS -1.37 per share (-$0.31 per share) in the corresponding quarter last year.

C.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales during the reported period amounted to NIS 277.8 million, as compared with NIS 259.2 million in the corresponding period last year.

Sales in the packaging paper and recycling activity amounted to NIS 221.4 million in the first half of the year, as compared with NIS 199.8 million in the corresponding period last year.

The growth in the sales turnover of the packaging paper and recycling activity originated primarily from the raising of the selling prices of various products.

Sales in the marketing of office supplies activity amounted to NIS 56.5 million in the first half of the year, as compared with NIS 59.4 million last year. Most of the decrease in sales is attributed to not winning the Accountant General tender, in early 2007.

2.	Cost of Sales

The cost of sales amounted to NIS 214.2 million, representing 77.1% of sales, during the reported period, as compared with NIS 205.9 million, representing 79.5% of sales, in the corresponding period last year.

The gross profit amounted to NIS 63.6 million, representing approximately 22.9% of sales, as compared with NIS 53.2 million, representing 20.5% of sales, in the corresponding period last year.

The increase in the gross profit is primarily attributed to the improvement in selling prices, the quantitative growth in the local market and the decrease in energy prices (decrease of approximately 13% in fuel oil prices), as compared with the corresponding period last year.

Labor Wages

Wages in the cost of sales and in the selling, general and administrative expenses amounted to NIS 87.9 million in the reported period, as compared with NIS 80.1 million in the corresponding period last year.

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The change in payroll costs in relation to the corresponding period last year reflects a certain increase in personnel, especially at Amnir, as part of preparations for increasing paper waste collection in anticipation of the future operation of the new packaging paper machine – along with a nominal increase of 3% in the wages. In addition, the payroll costs (in General and Administrative) in the first half of 2007, included non-recurring expenses of NIS 1.8 million, on account of the employment agreement with the Company’s General Manager, that was approved by the Company’s Board of Directors and Audit Committee on May 13, 2007. Also included was an additional expenditure of NIS 0.6 million on account of an update for payments for the pension funds of the previous chairman of the Board of Directors, in the total sum of NIS 1.3 million.

3.	Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 33.1 million in the reported period (or 11.9% of sales), as compared with NIS 28.1 million (or 10.8% of sales), in the corresponding period last year. The increase in selling, general and administrative expenses originated primarily from growth in labor expenses, including non-recurring influences, as stated above in labor wages.

4.	Operating Profit

The operating profit totaled NIS 30.6 million during the reported period (11.0% of sales), as compared with NIS 25.1 million (9.7% of sales) in the corresponding period last year, representing growth of 21.9%.

The operating profit from the paper and recycling activity totaled NIS 31.6 million during the reported period, as compared with NIS 26.0 million in the corresponding period last year, representing growth of 23%.

The operating loss of the office supplies activity amounted to NIS -1.0 million, as compared to NIS -0.8 million in the corresponding period last year.

5.	Financial Expenses

The financial expenses amounted to NIS 10.4 million during the reported period, as compared with NIS 12.9 million in the corresponding period last year.

The total average of the Company’s net, interest-bearing liabilities grew by an average of approximately NIS 115 million in the periods 2006-2007. The increase originated primarily from investments in fixed assets and dividend distribution, net of dividend received from consolidated subsidiaries and the positive cash flows from operating activities.

The said increase in the total liabilities, net of the lower interest rate, resulted in approximately NIS 2 million increase in financial expenses in the first half of the year, as compared with last year.

On the other hand, the cost of the transaction for hedging the CPI-linked notes against a rise in the CPI fell from 1.8% per annum in 2006 to 1.3% per annum in 2007 and resulted in a decrease of NIS 0.6 million in costs related to the notes.

The 0.6% devaluation that was recorded in the NIS- dollar exchange rate, as compared with a (3.5%) revaluation last year, served to decrease the financial expenses this year, as compared with the preceding year, by approximately NIS 3.4 million, due to exchange-rate differentials on account of dollar-denominated assets.

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6.	Taxes on Income

Taxes on income amounted to NIS 7.6 million in the reported period, as compared with NIS 4.1 million in the corresponding period last year. This approximately NIS 3.5 million increase originates from a supplement on account of the increase in pre-tax profit this year in relation to last year – in the amount of approximately NIS 8 million – coupled with a tax expense supplement of NIS 0.9 million as part of the closing of tax assessments for the years 2002 through 2005 in the course of the second quarter this year.

The tax assessments that were closed by agreement were for the years 2002-2005 for the Company and for the principal consolidated subsidiaries.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to AIPM’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly and Carmel.

The Company’s share in the losses of associated companies totaled NIS (9.5) million during the reported period, as compared with NIS (6.0) million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by NIS 3.7 million. Most of the change in profit originated from the company’s improved profitability, the transition from an operating loss of NIS 0.6 million last year to an operating profit of NIS 13.8 million this year – as a result of the higher selling prices that led to an improved gross margin. The improvement was rendered possible as a result of the said recovery in the European paper industry. The quantitative growth in sales on the domestic market that began in the first quarter of the year, intensified in the second quarter, as the operating profit grew from NIS 1.7 million in the first quarter, to approximately NIS 12 million in the second quarter. The sharp improvement in profit was somewhat offset as a result of an increase in financial expenses on account of the assessment of dollar-denominated liabilities as a result of the devaluation of the NIS by 0.6% in the reported period this year, as compared with a revaluation of some (3.5%) in the corresponding period last year.

–	The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 3.5 million. The operating profit of Hogla grew from NIS 63.5 million to NIS 67.6 million this year as a result of the quantitative growth in sales. The improved operating profit originated from a quantitative increase in sales, improved selling prices and the continuing trend of raising the proportion of some of the premium products in the products basket. This improvement was partially offset by the continuing rise in raw material prices. The net profit was also affected by the rise in financial expenses as a result of the depreciation and the increased cost as a result of financing the operations in Turkey. The net profit of Hogla-Kimberly Israel last year was influenced by non-recurring tax expenses of NIS 4.5 million (our share was approximately NIS 2.2 million).

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–	The Company’s share in the losses of KCTR Turkey (formerly Ovisan) (49.9%) grew by NIS 15.5 million, primarily on account of the increase in the operating loss (approximately NIS 15 million in relation to the corresponding period last year), originating primarily from expenses associated with the continuing launch process of premium KC products in the Turkish market (Kotex® and Huggies®), that began in the second quarter last year, coupled with fierce competition over shelf space, primarily against P&G. The reported period this year includes a non-recurring loss on account of the termination of trade agreements with distributors, due to the transition to distribution by Unilever, in the sum of NIS 6 million ($1.5 million), of which our share was approximately NIS 3 million. Moreover, the tax asset recorded in previous years in Turkey, in the sum of NIS 12.3 million ($2.9 million), of which our share is NIS 6.1 million, was reduced due to a limit on carryover losses that expires within five years. Last year, the loss included a non-recurring expenditure of NIS 16 million, of which our share was NIS 8 million, as a result of the devaluation of the Turkish lira.

–	The Company’s share in the net profit of Carmel (36.21%) decreased by NIS 0.4 million. The factors that affected the decrease in the Company’s share in the net profit of Carmel originated inter alia from the decrease in operating profit, from NIS 7 million last year to NIS 4.7 million this year. The decrease in operating profit was caused by a sharp rise in raw material prices that was not compensated by an equivalent rise in prices due to market conditions. A significant correction of selling prices began at Carmel toward the end of the second quarter and is expected to be reflected in the profitability of the next quarters. In the course of the second quarter, the Company’s holding rate in Carmel rose from 26.25% to 36.21% due to Carmel’s repurchase of some of the minority shareholders’ holdings. Since the acquisition was made at a price that is lower than the price in the Carmel books, a negative surplus cost of NIS 4.9 million was created at the company, of which a sum of NIS 1.3 million was allocated to the statement of income this year and served to increase the Company’s share in the Carmel profits. On the other hand, in the corresponding period last year, Carmel’s net profit included capital gains from the sale of a real-estate asset in Netanya in the sum of NIS 3.9 million, of which the Company’s share was approximately NIS 1 million.

The Company’s share in the losses of Frenkel- CD Ltd. (“FCD”) (27.85%) decreased by NIS 0.5 million. The improvement originates primarily from the transition from an operating loss of NIS 1.5 million in the corresponding period last year to operating profit of NIS 1.3 million, due to the growth in the volume of operations and the efficiency derived from the benefits of the merger.

–	In the corresponding period last year, the Company’s share in the earnings of associated companies included the Company’s share in the losses of TMM, in the sum of NIS -4.6 million (including NIS 0.5 million as cumulative effect at the beginning of the period). As mentioned above, the Company sold its holdings in TMM in early 2007 and this item is therefore not included in the Company’s share in the earnings of associated companies this year.

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D.	Analysis of the Company’s Financial Situation

—	The cash and cash equivalents item rose from NIS 12.4 million on June 30, 2006 to NIS 57.4 million on June 30, 2007. This increase is primarily attributed to a sum of NIS 30 million that was received as proceeds from the sale of real estate and from the realization of a NIS 27 million investment in TMM.

—	The accounts receivable item rose from NIS 162.6 million as at June 30, 2006 to NIS 187.7 million as at June 30, 2007. This increase originates primarily from growth in the volume of operations and the postponement of payments to early July this year, due to the fact that the last day of the second quarter fell on a Saturday this year.

—	The other receivables decreased from NIS 111.7 million on June 30, 2006 to NIS 105.8 million on June 30, 2007.

—	Inventories rose from NIS 63.2 million as at June 30, 2006 to NIS 64.7 million as at June 30, 2007 and as compared with NIS 62.1 million as at December 31, 2006. This increase originates primarily from an increase in the paper waste inventories, due to Amnir preparations in anticipation of the future operation of the new packaging paper machine (see also Section 2A’ 4(2) above).

—	Investments in associated companies decreased from NIS 410.7 million on June 30, 2006 to NIS 343.8 million on June 30, 2007. The principal components of the said decrease included the Company’s net share in the losses of associated companies during the reported period, coupled with the realization of an investment in TMM in return for its book value of approximately NIS 27 .3 million.

—	Short-term credit rose from NIS 154.7 million on June 30, 2006 to NIS 225.2 million on June 30, 2007. The increase in this item originated primarily from investments in fixed assets, dividends distributed net of dividends received from an associated company and the net cash flows from operating activities.

—	The other payables item increased from NIS 88.2 million on June 30, 2006 to NIS 89.3 million on June 30, 2007.

—	The Company’s shareholders’ equity increased from NIS 414.8 million on June 30, 2006 to NIS 439.5 million on June 30, 2007. The change is primarily attributed to the net profit over the periods, NIS 14.2 million, net of dividend payments (approximately NIS 100 million), coupled with the debtor capital reserve from translation differences at an associated company.

E.	Liquidity and Investments

1.	Cash Flows

The cash flows from operating activities totaled NIS 12.7 million during the reported period, as compared with NIS 9.8 million in the corresponding period last year. The change in the cash flows from operating activities during the reported period originated from the growth in working capital, that amounted to NIS 14.7 million, that was primarily generated by the growth in inventories as part of Amnir’s preparations for the accumulation of paper waste in anticipation of the operation of Machine 8, coupled with the increase in accounts receivable as a result of the growth in the sales volume, coupled with the fact that June 30th occurred on a Saturday (see Accounts Receivable, above).
The cash flows from operating activities in 2006 amounted to NIS 53.1 million.

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2.	Investments in Fixed Assets

The investments in fixed assets amounted to NIS 42.1 million during the reported period this year, as compared with NIS 22.1 million in the corresponding period last year. The investments this year included payments for the acquisition of a alternative steam boiler, investments in converting the energy system to natural gas along with environmental investments (sewage treatment). The Company also made current investments in equipment renewal, means of transportation and in the maintenance of buildings at the Hadera site.

3.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 289.1 million as at June 30, 2007, as compared with NIS 262.6 million as at June 30, 2006. The long-term liabilities grew primarily on account of assuming a long-term bank loan of NIS 40 million in 2006, net of current maturities of debentures and loans. The long-term liabilities totaled NIS 297.9 million on December 31, 2006.

The long-term liabilities include two series of debentures and the following long-term bank loans:

Series 1 – NIS 13.7 million, for repayment until 2009.
Series 2 – NIS 207.2 million, for repayment between 2007 and 2013.
Long-term loans – NIS 36.1 million.

The outstanding short-term credit totaled NIS 225.2 million as at June 30, 2007, as compared with NIS 154.7 million as at June 30, 2006 and NIS 203.0 million as at December 31, 2006.

The balance of short-term credit (together with long-term loans) grew in relation to the corresponding period last year, due to the need to finance the net cash flows balance between the periods, that was generated primarily by investments in fixed assets (NIS 73.1 million), dividend payments (approximately NIS 100 million) and net of the positive cash flows for the period (approximately NIS 51.6 million).

The sources of finance for the said NIS 107 million growth in financial liabilities between the reported periods were from the banking system, as follows: NIS 70 million from short-term credit and NIS 38 million from long-term loans.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

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2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

As at June 30, 2007, the Company possesses hedging transactions on account of exposure to foreign currency. Profits or losses on account of these hedging transactions are allocated to the statement of income, although their impact is immaterial.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the bonds issued by the Company, in the total sum of NIS 226 million.

In December 2006 and January 2007, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 220 million, pursuant to previous transactions that were made in December 2005 and terminated at the end of 2006.

Interest Risks

The Company is exposed to changes in interest rates, primarily on account of notes, in the sum of NIS 221 million.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

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Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at June 30, 2007:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto	Non-Monetary Items	Total

Assets

Cash and cash equivalents	2.2		55.2		57.4
Other Accounts Receivable	247.2	0.3	34.1	11.9	293.5
Inventories				64.7	64.7
Investments in Associated companies	50.9		6.5	286.4	343.8
Deferred taxes on income				6.5	6.5
Fixed assets, net				425.9	425.9
Deferred expenses, net of accrued
amortization

Total Assets	300.3	0.3	95.8	795.4	1,191.8

Liabilities
Credit from Banks	225.2				225.2
Other Accounts Payable	184.5		12.3		196.8
Deferred taxes on income				41.2	41.2
Long-term loans- including current maturities	36.1				36.1
Notes (bonds) - including current maturities		220.2			220.2
Other Liabilities	32.8				32.8
Equity, reserves and retained earnings				439.5	439.5

Total liabilities and equity	478.6	220.2	12.3	480.7	1,191.8

Surplus financial assets (liabilities) as at
June 30, 2007	(178.3)	(219.9)	83.5	314.7

Surplus financial assets (liabilities) as at
December 31, 2006	(154.2)	(226.2)	66.3	314.1

*	Regarding hedging transactions against surplus CPI linked liabilities, see section F(2) above.

Associated Companies

AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated interest rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.	Forward-Looking Statements

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

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H.	Detailed processes undertaken by the Company’s bodies in charge of governance, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a “Balance Sheet Committee” and to supervise the completeness of the financial statements and the work of the auditors, and to recommend him regarding the approval of the financial statements and the discussion thereof, prior to approval. The members in the Committee include three directors and an external director; two of them possess accounting and financial qualifications and skills. The meetings of the Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the Company’s auditing CPA, who is instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from Company executives and others, including: General Manager – Mr. Avi Brener ; CFO – Mr. Israel Eldar. The material issues in the financial reports, including any extraordinary transactions – if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first, at the Audit Committee, held several days before the approval date of the financial statements, to discuss the material reporting issues in depth and at great length, whereas the second, held in proximity to the approval of the reports date, of the financial statements by the Board of Directors, to discuss the actual results.

As to the bodies in charge of governance concerning the influence of the transition to international standards, the Committee conducted a detailed discussion regarding the aforesaid disclosure and the financial policy implemented in accordance with it.

I.	Influence of the Transition to International Standards (IFRS)

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)” (hereinafter: “the Standard”). The Standard stipulates that companies that are subject to the provisions of the Securities Law, (1968), and that are required to report according to the regulations published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008. The opening balance sheets according to IFRS shall be January 1, 2007 (Company’s transition to IFRS). The initial adoption of IFRS shall be made while adhering to the directives of IFRS 1 – “First-time Adoption of IFRS”, for the transition. During the first year of adoption of IFRS standards, the Company must present comparison figures for only one year in the financial statements that are formulated according to IFRS.

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The Company has prepared for the adoption of IFRS standards and has analyzed the material influences that the Group is expected to experience as a result of the adoption of these standards. Information regarding the Group’s preparations for the transition to reporting according to IFRS, along with a verbal and qualitative description of the material impact expected on the consolidated financial statements of the Group as a result of the transition to IFRS, including changes that nay occur as a result of such transition, are provided by the Company as part of the Directors’ Report for 2006.

On the basis of these preparations, the company conducts assessments regarding the impact of the transition from Israeli GAAP as at the reporting date, to IFRS. The preparations are still ongoing and are expected to be completed with the publication of the December 31, 2007 financial statements, within whose framework comprehensive quantitative notes will also be included, audited by the auditing CPA and covering the impact of the said transition.

On the basis of the status of the preparations for the reporting date and subject to the changes that may occur from the continuing data collection process and its adjustment to IFRS principles and the changes that may occur from developments regarding interpretation of IFRS, the following is an estimate of the material financial influences of the transition from Israeli GAAP to IFRS on the Company’s financial situation as at January 1, 2007 (the transition date). As aforesaid, since the approval of the first financial statements wherein the information according to IFRS will be implemented or disclosed in the primary financial statements will be in the future, the board of directors may find it necessary to alter the financial policy upon which such information is based. Moreover, proper disclosure of material financial influences is provided, of the transition on the Company’s financial situation as at June 30, 2007, in cases where these influences are materially different from the influence of the transition on the Company’s financial situation as at the transition date.

We emphasize that the following information is neither audited nor reviewed.

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Estimates of Material Assessments

	Note	Israeli GAAP January 1, 2007	Impact of transition to IFRS	IFRS
		NIS thousands

Current Assets

Other Accounts Receivable	B	146,684	(7,856)	138,828

Long-term investments and debit
balances

Investments in Associated Companies	D	375,510	(550)	374,960

Other assets
Land under lease	E		32,719	32,719
Deferred Taxes	B, C, E	6,490	11,605	18,095

Fixed Assets	E	400,823	(37,576)	363,247

Current Liabilities

Other Accounts Payable	C	103,699	(12,428)	91,271
Employee benefits			15,510	15,510

Shareholders' Equity

Translation difference fund	A	(8,341)	8,341
Retained Earnings	A, C, D, E	221,452	(13,233)	208,219

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Impact of the said adjustments on shareholders’ equity:

Changes in shareholders’ equity upon transition to IFRS –
December 31, 2006

	Share Capital	Premium on shares	Translation fund	Retained Earnings	Share-based payment fund (on account of employee options)	Total
	NIS thousands

Shareholders' equity according to Israeli standards
December 31, 2006	125,257	90,060	(8,341)	221,452	2,414	430,842

A. Measurement and presentation differences reflected in
shareholders' equity net of taxes
Post-retirement benefits - actuarial				(4,480)		(4,480)
Benefits during transaction - actuarial				2,160		2,160
Adjustment of profits from associated companies				(550)		(550)
On account of land				(1,867)		(1,867)
Update of provision for doubtful debts from general to
specific				(155)		(155)

B. Classification within shareholders' equity
Allocation of accrued translation funds to retained
earnings			8,341	(8,341)

Shareholders' equity according to IFRS December 31, 2006	125,257	90,060	-	208,219	2,414	425,950

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Notes to Estimates of Influence of Transition to IFRS

Regarding the estimates of the influences of the transition on the Company’s shareholders’ equity, see changes in shareholders’ equity, above.

Material influences expected from implementation of transition to IFRS

A.	In accordance with the relief offered by IFRS1, the Company is expected to opt to allocate the balance of positive and negative funds from the translation of financial statements of affiliated companies as at the transition date, in the expected sum of approximately NIS 8.3 million, to the retained earnings.

B.	According to Israeli GAAP, deferred tax assets were classified as current assets or non-current assets, according to the classification of the assets on account of which they were created. According to IFRS, deferred tax assets are classified as non-current assets, even if their exercise date is expected to occur in the near future. Consequently, with the transition to IFRS, the balance of deferred tax assets as at January 1, 2007, in the sum of approximately NIS 7,856 thousand, was allocated from Accounts Receivable as part of current assets, to Deferred Tax Assets as part of non-current assets.

C.	According to Israeli GAAP, post-employment liabilities are recognized according to full liability, assuming that all employees will be dismissed at conditions that render them eligible for full compensation, regardless of discount rates, future pay hikes and future end of employment. Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books. Moreover, the Company must pay retiring employees any vacation that was not utilized. These liabilities are calculated according to an actuarial assessment, based on updated data regarding the end of employment rate of employees and utilization assessments. Liabilities for vacation pay were calculated based on utilization and payout assessments. Upon transition to IFRS, all the net liabilities are calculated on account of post-retirement and post-employment employee benefits and other long-term benefit plans, according to the directives of IAS 19 regarding employee benefits. Post-retirement benefits on account of defined benefit plans are measured, inter alia, on the basis of actuarial estimates and capitalized figures. Measurement differences as at January 1, 2007, are expected to total approximately NIS 2,320 thousand, are charged to retained earnings (net tax). The impact of transition to IFRS is expected to be reflected by an increase in liabilities for employee benefits in the amount of NIS 3,082 and by an increase of NIS 763 thousand in deferred taxes as at January 1, 2007. Liabilities for vacation pay, in the amount of NIS 12,428 thousand as at January 1, 2007, as reported according to the Israeli standards as at December 31, 2006, were allocated from Other Payables to Short-Term Employee Benefits.

D.	The impact of the transition to IFRS on the Company’s share in earnings of associated companies is expected to be expressed by a decrease of approximately NIS 550 thousand in retained earnings as at January 1, 2007.

19

E.	According to Israeli GAAP, land leased from Israel Land Authority (ILA) is classified as fixed assets. According to IFRS, in cases where these lands are not considered to be land owned by the Group, the leasing payments are classified as other assets and are depreciated over the term of the lease, including the option to extend the term of the lease, in the event that upon the engagement date of the lease, it was reasonable certain that the option would be exercised. Consequently, on January 1, 2007, an increase in other assets of NIS 32,719 thousand is expected to be recorded, a decrease in fixed assets of NIS 37,510 thousand on account of land. The Company recorded an increase in deferred taxes on account of land of NIS 2,923 thousand and a decrease in retained earnings of approximately NIS 1,867 thousand.

Material influences Expected as at June 30, 2007

In the course of the second quarter, Carmel, an associated company, made a repurchase of its own shares, held by some of its minority shareholders. As a result of this repurchase, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%. This increase in the holding rate led to a negative cost surplus of NIS 4,923 thousand for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

In the course of the second quarter, the Company included a sum of NIS 1,246 thousand in earnings from associated companies, as a result of the realization of these items. According to the directives of IAS 28 regarding the equity method of accounting, the balance of the negative cost surplus in the amount of NIS 4,923 thousand will be allocated to the Company’s share in earnings of associated companies for the second quarter of 2007, thereby increasing the Company’s earnings for the quarter and for the second half, ended on June 30, by a sum of NIS 3,677 thousand. The Investments in Associated Companies item in the balance sheet will also grow by the said sum.

20

J.	Changes in the Periodical Report:

—	During the reported period, a total of 15,097 shares were issued (0.4% dilution) on account of the exercise of 34,549 options warrants as part of the Company’s employee stock option plan.

—	During the reported period, the Company continued its preparations for the conversion of its existing co-generation systems from the use of fuel oil to the use of natural gas. The arrival of natural gas that was delayed due to factors outside the scope of the Company’s influence, is now in operating steps, and the beginning of its usage, is expected gradually in the third quarter .

—	In February 2007, pursuant to its acceptance of a purchase offer dated January 4, 2007, AIPM finalized the sale of all its direct and indirect holdings in TMM to CGEA, so that AIPM has absolutely ceased to be a shareholder of TMM (additional details in the immediate report dated February 13, 2007).

—	On April 15, 2007, the General Meeting of shareholders approved the appointment of Brightman Almagor & Co. as the Company's CPAs for 2007. Brightman Almagor & Co. will replace Kesselman & Kesselman & Co., who served as the Company's CPAs since 1954.

—	On May 13, 2007, the Company’s Board of Directors approved the General Manager’s employment agreement. Regarding the impact of the agreement on the Company’s results, see Note 1b to the attached financial statements.

—	During the second quarter, Carmel Container Systems Ltd. (an associated company) performed a repurchase of its own shares, and as a result, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%.

—	In May 2007, an agreement in principles was signed for the acquisition of natural gas from Egypt, between the Company and East Mediterranean Gas Company (EMG), intended to guarantee the continuing supply of natural gas to the Hadera site for a period of 15 years, upon termination of the agreement with the Yam Tethys partnership, that will provide natural gas from the initial delivery until mid-2011. The annual volume of the purchase from EMG is estimated at $10-50 million, according to the quantity actually purchased and price.

—	During the second quarter, three out of four class actions that were filed against Hogla-Kimberly (an associated company), were dismissed.

—————————————— Tzvika Livnat Chairman of the Board of Directors	—————————————— Avi Brener General Manager

21

Exhibit 3

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
NIS IN THOUSANDS

	JUNE 30, 2007 (UNAUDITED)	JUNE 30, 2006 (UNAUDITED)	DEC. 31,2006 (AUDITED)

Current assets :

Cash and cash equivalents	57,426	12,436	13,621

Accounts receivables :
Trade	187,739	162,601	168,050
Other	105,758	111,670	146,684
Inventories	64,682	63,202	62,109

Total current assets	415,605	349,909	390,464

Investments and long term receivables:
Investments in associated companies	343,801	410,683	375,510
Deferred income taxes	6,490	5,655	6,490

	350,291	416,338	382,000

Fixed assets
Cost	1,136,997	1,078,978	1,109,239
Less - accumulated depreciation	711,053	692,961	708,416

	425,944	386,017	400,823

	1,191,840	1,152,264	1,173,287

Current liabilities:
Credit from banks	225,202	154,727	203,003
Current maturities of long-term notes	41,770	6,913	41,567
Payables and accured liabilities :
Trade	107,515	87,319	96,273
Dividend payable		100,101
Other	89,323	88,280	103,699

Total current liabilities	463,810	437,340	444,542

Long-term liabilities

Deferred income taxes	41,164	44,406	41,613
Loans and other liabilities (net of current maturities):
Long-term bank loans	30,840		33,515
Notes	183,758	222,902	190,005
Other liabilities	32,770	32,770	32,770

Total long term liabilities	288,532	300,078	297,903

Total liabilities	752,342	737,418	742,445

Shareholders' equity :

Share capital	125,257	125,257	125,257
Capital surplus	90,060	90,060	90,060
Capital surplus on account of tax benefit from
exercise of employee options	3,374	2,002	2,414
Currency adjustments in respect of financial
statements of associated company and a subsidiary	(3,706)	(13,055)	(8,341)
Retained earnings	224,513	210,582	221,452

	439,498	414,846	430,842

	1,191,840	1,152,264	1,173,287

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
NIS IN THOUSANDS

	SIX-MONTH PERIOD ENDED JUNE 30		THREE-MONTH PERIOD ENDED JUNE 30		YEAR ENDED DEC. 31
	2007	2006	2007	2006	2006
	(UNAUDITED)		(UNAUDITED)		(AUDITED)

Sales - net	277,823	259,164	141,185	127,676	530,109

Cost of sales	214,171	205,946	110,105	102,120	418,725

Gross profit	63,652	53,218	31,080	25,556	111,384

Selling and marketing, administrative and general expenses:

Selling and marketing	14,853	15,513	7,157	7,590	31,366
Administrative and general	18,222	12,559	10,214	6,152	29,517

	33,075	28,072	17,371	13,742	60,883

Income from ordinary operations	30,577	25,146	13,709	11,814	50,501

Financial expenses - net	10,427	12,859	4,233	8,618	31,111

Other income - net					37,305

Income before taxes on income	20,150	12,287	9,476	3,196	56,695

Taxes on income	7,602	4,100	4,199	1,400	16,702

Income from operations of the company
and the consolidated subsidiaries	12,548	8,187	5,277	1,796	39,993

Share in profits (losss) of associated companies - net	(9,487)	(5,522)	1,311	(7,292)	(26,202)

Income (loss) before cumulative effect at beginning
of period in profits of associated companies
as a result of accounting changes	3,061	2,665	6,588	(5,496)	13,791

Cumulative effect at beginning of period in profits of
associated companies		(461)			(461)

Net income (loss) for the period	3,061	2,204	6,588	(5,496)	13,330

Basic net earning (loss) before accumulated effect
per share (in N.I.S)	0.76	0.66	1.63	(1.37)	3.42
Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes		(0.11)			(0.11)

Basic net earning (loss) per share (in N.I.S)	0.76	0.55	1.63	(1.37)	3.31

Fully diluted earning (loss) before accumulated effect
per share (in N.I.S)	0.76	0.66	1.63	(1.37)	3.39
Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes		(0.11)			(0.11)

Fully diluted earning (loss) per share (in N.I.S)	0.76	0.55	1.63	(1.37)	3.28

Number of shares used to compute the basic earnings
per share (in N.I.S)	4,039,700	4,020,633	4,044,614	4,023,550	4,025,181

Number of shares used to compute the fully diluted earnings
per share (in N.I.S)	4,046,389	4,036,155	4,051,304	4,023,550	4,058,610

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NIS IN THOUSANDS

	SHARE CAPITAL	CAPITAL SURPLUS	CAPITAL SURPLUS RESULTING FROM TAX BENEFIT ON EXERCISE OF EMPLOYEE OPTIONS	DIFFERENCES FROM TRANSLATION OF FOREIGN CURRENCY RESULTING FROM FINANCIAL STATEMENTS OF ASSOCIATED COMPANIES	RETAINED EARNINGS	TOTAL

Balance at January 1, 2007 (audited)	125,257	90,060	2,414	(8,341)	221,452	430,842

Changes during the six month period
ended June 30, 2007 (unaudited)

Net income					3,061	3,061

Exercise of employee options into shares	*		960			960

Differences from currency translation
resulting from translation
of financial statements of
associated companies				4,635		4,635

Balance at June 30, 2007 (unaudited)	125,257	90,060	3,374	(3,706)	224,513	439,498

Balance at January 1, 2006 (audited)	125,257	90,060	401	(813)	308,479	523,384

Changes during the six month period ended
June 30, 2006 (unaudited) :

Net income					2,204	2,204

Dividend proposed					(100,101)	(100,101)

Exercise of employees options into shares	*		1,601			1,601

Differences from currency translation
resulting from translation
of financial statements of
associated companies				(12,242)		(12,242)

Balance at June 30, 2006 (unaudited)	125,257	90,060	2,002	(13,055)	210,582	414,846

Balance at April 1, 2007 (unaudited)	125,257	90,060	2,673	(9,002)	217,925	426,913

Changes during the three month period
ended June 30, 2007 (unaudited)

Net income					6,588	6,588

Exercise of employee options into shares	*		701			701

Differences from currency translation
resulting from translation
of financial statements of
associated companies				5,296		5,296

Balance at June 30, 2007 (unaudited)	125,257	90,060	3,374	(3,706)	224,513	439,498

Balance at April 1, 2006 (audited)	125,257	90,060	1,635	(181)	316,179	532,950

Changes during the three month period
ended June 30, 2006 (unaudited)

Net loss					(5,496)	(5,496)

Dividend proposed					(100,101)	(100,101)

Exercise of employee options into shares	*		367			367

Differences from currency translation
resulting from translation
of financial statements of
associated companies				(12,874)		(12,874)

Balance at June 30, 2006 (unaudited)	125,257	90,060	2,002	(13,055)	210,582	414,846

Balance at January 1, 2006 (audited)	125,257	90,060	401	(813)	308,479	523,384

Changes during the year ended
December 31, 2006 (audited)

Net income					13,330	13,330

Dividend paid					(100,357)	(100,357)

Exercise of employee options into shares	*		2,013			2,013

Differences from currency translation
resulting from translation
of financial statements of
associated companies				(7,528)		(7,528)

Balance at December 31, 2006 (audited)	125,257	90,060	2,414	(8,341)	221,452	430,842

* Less than 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS IN THOUSANDS

	SIX-MONTH PERIOD ENDED JUNE 30 2007 (UNAUDITED)	SIX-MONTH PERIOD ENDED JUNE 30, 2006 (UNAUDITED)	THREE-MONTH PERIOD ENDED JUNE 30 2007 (UNAUDITED)	THREE-MONTH PERIOD ENDED JUNE 30, 2006 (UNAUDITED)	YEAR ENDED DEC. 31, 2006 (AUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss) for the period	3,061	2,204	6,588	(5,496)	13,330
Adjustments to reconcile net income to net cash provided by
operating activities (a)	9,682	7,586	(472)	(1,600)	39,775

Net cash provided by (used in) operating activities	12,743	9,790	6,116	(7,096)	53,105

CASH FLOWS FROM INVESTING ACTIVITIES :
Purchase of fixed assets	(42,111)	(22,108)	(24,145)	(8,183)	(53,107)
Short-term deposits and investments		11,582		11,582	11,582
Collection of loans from associated companies					2,112
Proceeds from sale of associated companies	27,277
Proceeds from sale of fixed assets	30,811	304	294	181	419

Net cash provided by (used in) investing activities	15,977	(10,222)	(23,851)	3,580	(38,994)

CASH FLOWS FROM FINANCING ACTIVITIES :
Receipt of long-term loans from others					40,000
Repayment of long-term loans from banks	(2,586)		(1,298)		(1,277)
Redemption of Notes	(4,528)	(6,913)	(4,528)	(6,913)	(6,913)
Dividend paid		(50,093)			(150,450)
Short-term bank credit - net	22,199	61,556	22,965	18,803	109,832

Net cash provided by (used in) financing activites	15,085	4,550	17,139	11,890	(8,808)

Increase (decrease) in cash and cash equivalents	43,805	4,118	(596)	8,374	5,303
Balance of cash and cash equivalents at beginning of period	13,621	8,318	58,022	4,062	8,318

Balance of cash and cash equivalents at end of period	57,426	12,436	57,426	12,436	13,621

(a) Adjustments to reconcile net income to net cash provided by operating activities:

Income and expenses not involving cash flows:
Share in (profits) loss of associated companies - net	9,487	5,522	(1,311)	7,292	* 26,202
Dividend received from associated company		2,650		2,650	19,616
Capital loss from sale of subsidary	28
Depreciation and amortization	16,735	15,956	8,443	7,959	31,957
Deferred income taxes - net	(1,954)	(2,988)	(1,019)	(1,149)	(5,755)
Capital gains on:
Sale of fixed assets	(126)	(235)	(79)	(174)	(28,823)
Income from short-term deposits and investments, not realized yet		(166)		(70)	(166)
Linkage differences on Notes	692	3,036	1,644	2,769	(415)
Erosion (Linkage differences) on loans to associated companies	(448)	49	(292)	306	178
Cumulative effect at beginning of period as a result
of accounting changes in associated companies		461			* 461
Changes in operating assets and liabilities:
Increase in receivables	(18,928)	(18,777)	(8,048)	(1,729)	(19,302)
Decrease (increase) in inventories	(2,573)	797	1,084	(810)	1,890
Increase (decrease) in payables and accruals liabilities	6,769	1,281	(894)	(18,644)	13,932

	9,682	7,586	(472)	(1,600)	39,775

*Reclassified

(b)	Information on activities not involving cash flows:

On June 30, 2007 purchase of fixed assets in suppliers' credit amounted to NIS 10.5 millions.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT June 30, 2007
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POICIES

General

A.	The interim financial statements as of March 31, 2007 and for the three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations , 1970.

These interim financial statements have to be reviewed in connection with the Annual Financial Statements as of December 31, 2006 and the year then ended and with the Notes related to them.

The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for, as detailed in note 2 hereafter.

B.	On May 13, 2007, the Company's Audit Committee and Board of Directors approved an employment contract with the Company's General Manager. The employment contract is not time-limited and consists of the following principal terms of employment: Monthly wages of NIS 95,000, linked to the Consumer Price Index (CPI) starting in 2007, an annual bonus equal to 6-9 monthly paychecks, to be determined at the discretion of the Company's Board of Directors. Retirement conditions - In addition to the liberation of the funds accrued in the Managers' Insurance, upon leaving his position, the general manager will receive a retirement bonus equal to his last monthly paycheck - prior to leaving his position - multiplied by the number of years during which he was employed by the Company (starting August 1988), including advanced notice of 6 months in the event of termination or resignation and additional auxiliary conditions. It should be noted that in proximity to the appointment of the General Manager, who entered his position in January 2005, a brief memorandum was drafted regarding the said employment, with terms similar to those mentioned above. This memorandum was not approved by the Company's Board of Directors and the Company's management, based on the opinion of legal counsel, is doubtful whether it is legally binding. The impact of the agreement will be expressed in the second quarter results and will amount to NIS 1.3 million (net, after taxes) on account of the retirement terms.

C.	During the second quarter an affiliated company (Carmel Container Systems Limited hereafter - Carmel) acquired its own shares which were held by part of its minority shareholders. As a result of this acquisition the share of holding in Carmel increased from 26.25% to 36.21%. The increase in the share of holding yielded to the company negative excess of cost in the amount of NIS 4,923 thousands which according to standard 20 (adjusted) was related to non financial assets, which will be realized according to the rate of realization of these assets.

During the second quarter the Company included in the profits from affiliated companies, profit amount of NIS 1,246 thousands from the realization of these assets.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT June 30, 2007
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POICIES (cont)

General (cont)

D.	During the second quarter, the Company and major of its consolidated companies agreed upon final tax assessments for the years 2002-2005. As a result of these tax assessments the Company recorded additional tax expenses in respect of previous years in the amount of NIS 850 thousands.

E.	Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

	Exchange rate of the dollar	CPI
	%	%

Increase (decrease) in the six months ended June 30:
2007	0.56	0.98
2006	(3.5)	1.6
Increase (decrease) in three months ended June 30
2007	2.26	1.21
2006	(4.8)	1.0
Increase (decrease) in the year ended December 31, 2006	(8.21)	(0.09)
The dollar exchange rate as of June 30, 2007 is:	$1=NIS 4.249

NOTE 2 – FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS

1.	Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT June 30, 2007
(Unaudited)

NOTE 2 – FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

1.	Standard No. 23 “Accounting for Transactions between an Entity and a controlling party” (cont)

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

Pursuant to the standard, the balance of loans that were granted by the Company to an associated company, as at January 1, 2007, is measured at fair value.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

2.	Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment of inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT June 30, 2007
(Unaudited)

NOTE 2 – FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

2.	Application of Standard No.26 “Inventory” (cont)

Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed in the current period. Subsequent elimination of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

This standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

3.	Application of Standard No. 27 "Property plant and equipment" Standard no. 28 "An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment".

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Standard”), which establishes the accounting treatment for property plant and equipment, including the recognition of the assets, the determination of their carrying amounts, the depreciation charges and impairment losses to be recognized in relation to them and the disclosures required in the financial statements.

An item in fixed assets will be measured at the initial date of recognition, according to overall cost, in addition to the asset acquisition cost and all costs that may be directly attributed to bringing the said asset to the location and situation required in order for it to operate in the manner meant by the management. The cost also includes the initial assessment of costs for dismantling and removing the said item and for restoring the site where the asset was located, on account of which a liability was created for the company, when the asset was acquired or as a result of the use thereof during a certain period, for a purpose other than creating inventories during the said period.

Following the initial recognition, the Standard permits the entity to choose either the cost model or the revaluation model as its accounting policy. The same policy should be applied to an entire class of property, plant and equipment.

Cost method – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. An increase in an asset’s value due to revaluation should be credited directly to shareholders’ equity (“revaluation reserve”).

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT June 30, 2007
(Unaudited)

NOTE 2 – FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

3.	Application of Standard No. 27 "Property plant and equipment" Standard no. 28 "An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment". (cont)

This new standard is effective for financial statements covering periods beginning January 1, 2007 and onwards and should be applied retroactively.

In April 2007 the Israeli Accounting Standards Board published Standard no. 28 “An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment” (Standard No. 28).

In order to apply Standard No. 27, Standard No. 28 allows an entity which intends to adopt the exemptions established in IFRS 1 as of January 1, 2008 regarding property plant and equipment, to adopt them in January 1, 2007.
In accordance with these exemptions, an entity may present property plant and equipment at the transition date, in their fair value at that date, as a surrogate for their cost (deemed cost).

In addition, the Standard states that an entity which elects fair value as deemed cost, will not represent comparative information, but should disclosure that fact and the fair value in 1 January 2007 of any item which was measured at fair value as deemed cost.

The company has adopted commencing 1 January 2007 the cost model.

The effect of initially applying these standards on the Company’s financial position and results of operations is not material.

4.	Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations there-under, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT June 30, 2007
(Unaudited)

NOTE 2 – FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

4.	Application of Standard No.29 “Adoption of International Financial Reporting Standards” (cont)

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

5.	Application of Standard No.16 – ” Investment Property”

In February 2007, IASB issued Accounting Standard No. 16, “Investment Property”(hereinafter- “the Standard”), which determines the followings accounting treatment of real estate assets held for investment and their respective disclosure requirements.

Investment Property is defined as real estate (land and/or whole or part of building) held (by the owners or by a lessee under a financing lease) for the purpose of generating rental revenues and/or increasing such real estate’s value except where:

—	The property is being used either for manufacturing, providing goods or services, or for administrative purposes; or

—	The property is held for sale in the ordinary course of business.

The Standard permits entities to choose between:

(1)	The fair value model, according to which Investment Property will be measured, after the initial recognition, at fair value, with the changes in fair value being recognized as part of operating results: or

(2)	The cost model according to which Investment Property is measured, after the initial recognition, at depreciated balance (less cumulative losses from impairment in value). An entity that selects the cost model will give disclosure in the notes as to the fair value of its Investment Property.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT June 30, 2007
(Unaudited)

NOTE 2 – FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

5.	Application of Standard No.16 – ” Investment Property” (cont)

The Standard allows a lessee under an operating lease to classify and treat its rights in real estate assets as Investment Property, only in respect of real estates which would otherwise have fallen under the definition of Investment Property and subject to such lesee’s election to use the fair value model. This alternative classification applies to each real estate property on an individual basis. The Standard requires an entity to apply the elected model to all Investment Properties. If an entity elects to classify rights in real estate, that is held under an operating lease, as real estate held for investment, it must apply the fair value model to these rights and must consequently apply the fair value model to all of its real estate held for investment.

The Standard applies to annual financial statements as and from January 1, 2007.

The Standard also provides for the following transitional provisions to each alternative accounting model:

Adoption of the fair value model shall be recorded as an adjustment of the opening balance of the retained earnings for the period for which the Standard was initially adopted;

Adoption of cost model – an entity which intends to adopt, as and from January 1, 2008, one or more of the relieves stipulated in International Accounting Standard Number 1 regarding Investment Property, may adopt the same relief in the financial statements for periods beginning as and from on January 1, 2007.
It was also determined that an entity that elects the relief of considering fair value as “deemed cost” will not be required to restate comparative data, but shall alternatively provide a disclosure as to such relief elected as well as to the fair value of each item so treated, as at January 1, 2007.

The Company holds several leasehold rights to real estate, that shall be classified as operating leases in accordance with IFRS. Upon initial adoption of IFRS, the Company does not intend to classify these leasehold rights as real estate held for investment, as it may do pursuant to IASB Standard 16 and IFRS 40 and has consequently decided not to classify these leasehold rights as real estate held for investment according to Standard 16, but rather to continue to present them at cost, as part of fixed assets, pursuant to generally accepted accounting principles in Israel. The initial adoption of the provisions of the Standard did not consequently have a material impact on the Company’s financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT June 30, 2007
(Unaudited)

NOTE 4 – SEGMENT INFORMATION

Data on segment activity – In NIS in thousands:

For the period of 6 months:	Paper and recycling		Marketing of office supplies		Total
	Jan-June 2007	Jan-June 2006	Jan-June 2007	Jan-June 2006	Jan-June 2007	Jan-June 2006

Sales - net (1)	221,356	199,800	56,467	59,364	277,823	259,164

Income (loss) from operations	31,590	26,039	(1,013)	(893)	30,577	25,146

For the period of 3 months:	Paper and recycling		Marketing of office supplies		Total
	April-June 2007	April-June 2006	April-June 2007	April-June 2006	April-June 2007	April-June 2006

Sales - net (1)	114,141	99,560	27,044	28,116	141,185	127,676

Income (loss) from operations	14,215	12,240	(506)	(426)	13,709	11,814

For 2006:	Paper and recycling	Marketing of office supplies	Total
	2006	2006	2006

Sales - net (1)	408,045	122,064	530,109

Income from operations	50,359	142	50,501

(1) Represents sales to external customers.

Enclosed please find the financial reports of the following associated companies:

–	Mondi Business Paper Hadera Ltd.

–	Hogla-Kimberly Ltd.

The financial report of the following associated company is not included:

–	Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodical Reports).

Exhibit 4

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

The Board of Directors of
Mondi Business Paper Hadera Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated
Financial Statements for the Six and Three Months Ended June 30, 2007

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of June 30, 2007.

–	Statement of operations for the six and three months ended June 30, 2007.

–	Statement of changes in shareholders’ equity for the six and three months ended June 30, 2007.

–	Statement of cash flows for the six and three months ended June 30, 2007.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

August 7, 2007

1

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	June 30,			December 31,
	2007	2006		2006
	(Unaudited)

ASSETS

Current Assets
Cash and cash equivalents	681		1,743		15
Trade receivables	192,384		174,162		173,174
Other receivables	3,715		8,657		6,610
Inventories	111,151		120,174	(*)	109,116

Total current assets	307,931		304,736		288,915

Property plant and equipment
Cost	218,148		208,333	(*)	214,170
Less - accumulated depreciation	58,792		48,564		53,882

	159,356		159,769		160,288

Other Assets-Goodwill	3,177		3,177		3,177

Total assets	470,464		467,682		452,380

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Short-term bank credit	97,006		98,608		96,740
Current maturities of long-term bank loans	12,578		17,981		15,243
Capital notes to shareholders	6,360		4,440		6,337
Trade payables	104,388		93,976		108,007
American Israeli Paper Mills Group, net	69,833		64,581		62,807
Other payables and accrued expenses	22,918		23,885		20,884

Total current liabilities	313,083		303,471		310,018

Long-Term Liabilities
Long-term bank loans	45,143		39,887		33,869
Capital notes to shareholders	5,605		13,320		6,338
Deferred taxes	13,345		18,689		14,047
Accrued severance pay, net	46		46		46

Total long-term liabilities	64,139		71,942		54,300

Shareholders' Equity
Share capital	1		1		1
Premium	43,352		43,352		43,352
Capital reserves	929	(*)	-		-
Retained earnings	48,960		48,916		44,709

	93,242		92,269		88,062

Total liabilities and shareholders' equity	470,464		467,682		452,380

(*) Reclassified – see Note 2A

D. Muhlgay	A. Solel	Z. Livnat
Financial Director	General Manager	Vice President of the Board of Directors

Approval date of the interim financial statements: August 7, 2007.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

2

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands; Reported Amounts)

	Six months ended June 30		Three months ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
	(Unaudited)

Net sales	378,991	361,263	190,652	178,278	711,545
Cost of sales	342,988	335,415	167,366	164,692	659,845

Gross profit	36,003	25,848	23,286	13,586	51,700

Operating costs and expenses
Selling expenses	18,049	22,546	9,639	11,444	44,506
General and administrative expenses	4,293	3,905	1,688	1,959	9,245

	22,342	26,451	11,327	13,403	53,751

Operating profit (loss)	13,661	(603)	11,959	183	(2,051)

Financing expenses, net	(7,709)	(3,590)	(4,959)	640	(6,854)

Other income, net	124	-	124	-	37

Income (loss) before income taxes	6,076	(4,193)	7,124	823	(8,868)

Tax benefits (income taxes)	(1,825)	681	(2,256)	(738)	1,149

Net income (loss) for the period	4,251	(3,512)	4,868	85	(7,719)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Premium	Capital reserves		Retained earnings	Total

Six months ended June 30, 2007 (Unaudited)
Balance - January 1, 2007	1	43,352		-	44,709	88,062
Activity in capital reserves due to transactions
between a company and its controlling
shareholders	-	-		929	-	929
Earnings for the period	-	-		-	4,251	4,251

Balance - JUNE 30, 2007	1	43,352		929	48,960	93,242

Six months ended June 30, 2006 (Unaudited)
Balance - January 1, 2006	1	43,352		-	52,428	95,781
Activities in capital reserves	-	-	(*)	-	-	-
Net income for the period	-	-		-	(3,512)	(3,512)

Balance - JUNE 30, 2006	1	43,352		-	48,916	92,269

Year ended December 31, 2006
Balance - January 1, 2006	1	43,352		-	52,428	95,781
Loss for the year	-	-		-	(7,719)	(7,719)

Balance - December 31, 2006	1	43,352		-	44,709	88,062

Three months ended June 30, 2007 (Unaudited)
Balance - April 1, 2007	1	43,352		929	44,092	88,374
Earnings for the period	-	-		-	4,868	4,868

Balance - JUNE 30, 2007	1	43,352		929	48,960	93,242

Three months ended June 30, 2006 (Unaudited)
Balance - April 1, 2006	1	43,352		-	48,831	92,184
Activities in capital reserves	-	-	(*)	-	-	-
Earnings for the period	-	-		-	85	85

Balance - JUNE 30, 2006	1	43,352		-	48,916	92,269

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Six months ended June 30		Three months ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
	(Unaudited)

Cash flows - operating activities
Net income (loss) for the year	4,251	(3,512)	4,868	85		(7,719)
Adjustments to reconcile net
loss to net cash used in
operating activities
(Appendix A)	(8,174)	(17,966)	2,116	(18,862)	(*)	(5,594)

Net cash used in operating
activities	(3,923)	(21,478)	6,984	(18,777)		(13,313)

Cash flows - investing activities
Acquisition of property plant and equipment	(3,618)	(8,710)	(970)	(5,539)	(*)	(5,487)
Proceeds from sale of property plant
and equipment	175	-	175	-		189

Net cash used in investing activities	(3,443)	(8,710)	(795)	(5,539)		(5,298)

Cash flows - financing activities
Short-term bank credit, net	266	12,721	(20,141)	28,275		10,853
Repayment of long-term bank loans	(10,234)	(8,790)	(3,367)	(2,216)		(16,002)
Proceeds of long-term bank loans	18,000	28,000	18,000	-		28,000
Repayment of long-term capital
notes to shareholders	-	-	-	-		(4,225)

Net cash provided by financing activities	8,032	31,931	(5,508)	26,059		18,626

Increase (decrease) in
cash and cash equivalents	666	1,743	681	1,743		15
Cash and cash equivalents -
beginning of year	15	-	-	-		-

Cash and cash equivalents -
end of year	681	1,743	681	1,743		15

(*) Reclassified – see Note 2A

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Six months ended June 30		Three months ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
	(Unaudited)

A. Adjustments to reconcile net
income (loss) to net cash provided by
(used in) operating activities

Income and expenses items
not involving cash flows:
Depreciation and amortization	4,910	5,432	2,256	2,722	10,907
Deferred taxes, net	1,674	(856)	(637)	563	(1,330)
Decrease in liability for severance
pay, net	-	(5)	-	(5)	(5)
Capital gain on disposal of property plant
and equipment	(175)	60	(175)	30	(37)
Effect of exchange rate and linkage
differences of long-term bank loans	843	609	1,044	190	(935)
Effect of exchange rate
differences of long-term
capital notes to shareholders	219	(652)	272	(900)	(1,512)

Changes in assets and liabilities:
Increase in trade receivables	(19,210)	(13,287)	4,119	4,128	(12,299)
Decrease (increase)
in other receivables	519	1,860	4,035	1,625	(261)
Decrease (increase)
in inventories	(2,035)	(3,163)	(3,532)	11,954	(*) 1,889
Increase (decrease) in trade payables	(3,979)	(6,314)	(6,715)	(36,994)	4,354
Increase (decrease) in
American Israeli Paper Mills
Group, net	7,026	(5,273)	2,210	(4,872)	(7,047)
Increase (decrease) in other
payables and accrued expenses	2,034	3,623	(761)	2,697	682

	(8,174)	(17,966)	2,116	(18,862)	(5,594)

B. Non-cash activities
Acquisition of property plant and
equipment on credit	360	875	360	22	669

(*) Reclassified – see Note 2A

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 1	–	BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of June 30, 2007 and for the six and three months then ended (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2006 and for the year then ended, including the notes thereto.

The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)	The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2006 and for the year then ended, except for the effect of initial application of Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party” and Accounting Standard No. 27, ” Property plant and equipment”, see 2 B below.

(2)	The effect of initial application of Accounting Standard No. 26 “Inventory” and Accounting Standard No. 30 “Intangible Assets” on the Company’s financial position and results of operations is not material.

(3)	The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

7

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

As a result of the initial application of this standard, the Company’s shareholders’ equity and its result of operations decreased in the amount of NIS 219 thousand each, due to the presentation of capital notes to shareholders in fair value.

Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment for inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by weighted average cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

8

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Application of Standard No.26 “Inventory” (cont.)

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

This standard applies to financial statements covering periods beginning January 1, 2007 and onwards and should be implemented retroactively.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

Application of Standard No. 27 “Property plant and equipment”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Standard”), which establishes the accounting treatment for property plant and equipment, including the recognition of the assets, the determination of their carrying amounts, the depreciation charges and impairment losses to be recognized in relation to them and the disclosures required in the financial statements.

The Standard states that an item of property, plant and equipment will be measured at initial recognition at cost. The cost should also include the initial estimate of costs required to dismantle and remove the item.

Following the initial recognition, the Standard permits the entity to choose either the cost model or the revaluation model as its accounting policy. The same policy should be applied to an entire class of property, plant and equipment.

Cost method – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. An increase in an asset’s value due to revaluation should be credited directly to shareholders’equity (“revaluation reserve”).

This new standard is effective for financial statements covering periods beginning January 1, 2007 and onwards and should be applied retroactively.

9

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Property plant and equipment” (cont.)

In April 2007 the Israeli Accounting Standards Board published Standard no. 28 “An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment”.

Standard 28 allows an entity which intends to adopt the exemptions established in IFRS 1 regarding property plant and equipment, to adopt them at the adoption of Standard 27. In accordance with these exemptions, an entity may present property plant and equipment at the transition date, in their fair value at that date, as a surrogate for their cost (deemed cost). In addition, the Standard states that an entity which elects fair value as deemed cost, will not represent comparative information, but should disclosure that fact and the fair value in 1 January 2007 of any item which was measured at fair value as deemed cost.

The company has adopted the cost model commencing January 1, 2007.

As a result of the initial application of this standard the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 2,927 thousand as of JUNE 30,2007 (NIS 2,927 thousand as of December 31, 2006 and NIS 2,450 thousand as of JUNE 30, 2006).

Application of Standard No. 30 “Intangible Assets”.

In March 2007, The Israeli Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (“the Standard”), which sets the accounting treatment for Intangible Assets that are not dealt with specifically in another standard, as well as the disclosure requirements in the financial statements for the entity’s Intangible Assets.

An intangible asset shall be measured initially at cost.

Research and development costs Expenditures arising from research (or from the research phase of an internal project) shall not be recognized as an asset and should be expensed when incurred.

An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, the criteria for recognition as an intangible asset in the standard are met.

Expenditure on an intangible item that was initially recognized as an expense shall not be recognized as part of the cost of an intangible asset at a later date.

Measurement after Recognition After initial recognition, an entity may choose to:

Measure intangible asset at its cost less any accumulated amortization and any accumulated impairment losses, or

For an intangible asset that have an active market, as defined in the standard, measure it at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses.

10

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 30 “Intangible Assets” (cont.)

An entity shall assess whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful life using a systematic basis. An intangible asset with an indefinite useful life shall not be amortized. Instead, an entity is required to test an intangible asset with an indefinite useful life for impairment annually, or whenever there is an indication that the intangible asset may be impaired, using the method prescribed in Accounting Standard No. 15.

This Standard applies to financial statements for annual periods beginning on or after January 1, 2007:

An entity which intends to adopt one or more of the exemptions established in IFRS 1 regarding intangible assets, in the financial statements of periods beginning January 1, 2008, is permitted to adopt these exemptions in the financial statements of periods beginning January 1, 2007. An entity which elects fair value as deemed cost, will not represent comparative information, but will disclose that fact and the fair value as of 1 January 2007 of any item which shall be recorded at fair value as deemed cost.

Research and development in process project which was acquired in a business combination performed before January 1, 2007, and satisfied the recognition criteria at the time the asset was acquired and was recognized as an expense, will be recognized as an asset at the adoption date. The adjustment will be credited to retained earnings in 1 January 2007.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

C.	Accounting Standards that are not yet adopted

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards”– IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

11

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Accounting Standards that are not yet adopted (cont.)

Application of Standard No.29 “Adoption of International Financial Reporting Standards” (cont.)

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on IFRS.

Reporting in accordance with IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants exemptions on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

D.	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

June 30, 2007	5.713	4.299	186.16
June 30, 2006	5.643	4.44	187.74
December 31, 2006	5.564	4.225	184.87

Increase (decrease) during the:	%	%	%

Six months ended June 30, 2007	2.67	1.75	0.07
Six months ended June 30, 2006	3.6	(3.5)	1.2
Year ended December 31, 2006	2.2	(8.2)	(0.1)

12

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

Brightman Almagor Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

The Board of Directors of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated
Financial Statements for the Six and Three Months Ended June 30, 2007

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of June 30, 2007.

–	Statements of operations for the six and three months ended June 30, 2007.

–	Statements of changes in shareholders’ equity for the six and three months ended June 30, 2007.

–	Statements of cash flows for the six and three months ended June 30, 2007.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

August 2, 2007

1

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	June 30,			December 31,
	2 0 0 7	2 0 0 6		2 0 0 6
	(Unaudited)

Current Assets
Cash and cash equivalents	17,000		10,326		7,190
Trade receivables	280,338		293,556		263,126
Other receivables	58,684		43,248		53,746
Inventories	194,718	(*)	177,004	(*)	172,709

	550,740		524,134		496,771

Long-Term Investments
Capital note of shareholder	32,770		32,770		32,770

Property plant and equipment
Cost	569,192	(*)	543,573	(*)	552,539
Less - accumulated depreciation	267,206		241,418		253,245

	301,986		302,155		299,294

Other Assets
Goodwill	24,227		20,998		22,338
Deferred taxes	20,680		21,863		30,788

	44,907		42,861		53,126

	930,403		901,920		881,961

Current Liabilities
Short-term bank credit	159,623		130,517		152,856
Trade payables	254,136		208,742		204,936
Other payables and accrued expenses	63,614		55,607		58,040

	477,373		394,866		415,832

Long-Term Liabilities
Liability for employee rights upon early retirement	1,587		-		-
Deferred taxes	36,977		33,984		35,364

	38,564		33,984		35,364

Minority Interest	-		50,338		-

Shareholders' Equity	414,466		422,732		430,765

	930,403		901,920		881,961

(*)	Reclassified – see Note 2 B

T. Davis	O. Argov	A. Schor
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: August 2, 2007.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

2

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands, except per share data; Reported Amounts)

	Six months ended June 30,			Three months ended June 30,			Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6		2 0 0 6
	(unaudited)

Net sales	644,049	(*)	629,674	313,859	(*)	322,523	(*)	1,244,193

Cost of sales	449,737		441,068	218,683		230,565		883,908

Gross profit	194,312		188,606	95,176		91,958		360,285

Selling and marketing expenses	139,552	(*)	129,213	67,898	(*)	65,060	(*)	258,508

General and administrative expenses	33,384		26,939	14,897		14,357		57,906

Operating profit	21,376		32,454	12,381		12,541		43,871

Financing expenses, net	(16,504)		(12,105)	(8,962)		(8,628)		(25,627)

Other income, net	23		771	247		23		774

Income before income taxes	4,895		21,120	3,666		3,936		19,018

Income taxes	(30,484)		(22,612)	(8,104)		(12,688)		(35,903)

Income after income taxes	(25,589)		(1,492)	(4,438)		(8,752)		(16,885)

Minority interest in losses
of Subsidiary	-		6,214	-		7,094		6,214

Net income (loss) for the period	(25,589)		4,722	(4,438)		(1,658)		(10,671)

(*)	Reclassified – see Note 2 A(3)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive income	Retained earnings	Total

Six months ended
June 30, 2007 (unaudited)

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	185,443	430,765
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	8,742	-	-	8,742
Net effect of cash flow hedges	-	-	-	548	-	548
Capitalization of retained earnings
from Approved Enterprise earnings	-	5,455	-	-	(5,455)	-
Loss for the period	-	-	-	-	(25,589)	(25,589)

Balance - June 30, 2007	29,638	235,608	(5,651)	472	154,399	414,466

Six months ended
June 30, 2006 (unaudited)

Balance - January 1, 2006	29,038	180,414	618	-	230,114	440,184
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(22,174)	-	-	(22,174)
Net income for the period	-	-	-	-	4,722	4,722

Balance - June 30, 2006	29,038	180,414	(21,556)	-	234,836	422,732

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
June 30, 2007 (unaudited)

Balance - April 1, 2007	29,638	235,608	(15,589)	(202)	158,837	408,292
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	9,938	-	-	9,938
Net effect of cash flow hedges	-	-	-	674	-	674
Loss for the period	-	-	-	-	(4,438)	(4,438)

Balance - June 30, 2007	29,638	235,608	(5,651)	472	154,399	414,466

Three months ended
June 30, 2006 (unaudited)

Balance - April 1, 2006	29,038	180,414	1,884	-	236,494	447,830
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(23,440)	-	-	(23,440)
Loss for the period	-	-	-	-	(1,658)	(1,658)

Balance - June 30, 2006	29,038	180,414	(21,556)	-	234,836	422,732

Year ended December 31, 2006

Balance - January 1, 2006	29,038	180,414	618	-	230,114	440,184
Shares issued	600	49,739	-	-	-	50,339
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(15,011)	-	-	(15,011)
Net effect of cash flow hedges	-	-	-	(76)	-	(76)
Dividend paid	-	-	-	-	(34,000)	(34,000)
Loss for the year	-	-	-	-	(10,671)	(10,671)

Balance - December 31, 2006	29,638	230,153	(14,393)	(76)	185,443	430,765

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 6
	(unaudited)

Cash flows - operating activities
Net income (loss) for the period	(25,589)	4,722	(4,438)	(1,658)	(10,671)
Adjustments to reconcile net income
to net cash provided by (used in)
operating activities (Appendix A)	50,953	(72,969)	9,369	(36,879)	(29,096)

Net cash provided by
(used in) operating activities	25,364	(68,247)	4,931	(38,537)	(39,767)

Cash flows - investing activities
Acquisition of property plant
and equipment	(13,442)	(11,189)	(6,674)	(3,760)	(26,822)
Proceeds from sale of Property plant
and equipment	28	-	28	-	150

Net cash used in investing activities	(13,414)	(11,189)	(6,646)	(3,760)	(26,672)

Cash flows - financing activities
Dividend paid	-	-	-	-	(34,000)
Repayment of long-term loan	-	(20,714)	-	-	(23,432)
Short-term bank credit	(2,750)	76,459	5,070	34,662	96,156

Net cash provided by
(used in) financing activities	(2,750)	55,745	5,070	34,662	38,724

Translation adjustments of cash and
cash equivalents and operations of
foreign held autonomous
Subsidiary	610	(1,534)	644	(2,074)	(646)

Increase (decrease) in cash and
cash equivalents	9,810	(25,225)	3,999	(9,709)	(28,361)
Cash and cash equivalents -
beginning of period	7,190	35,551	13,001	20,035	35,551

Cash and cash equivalents -
end of period	17,000	10,326	17,000	10,326	7,190

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts )

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 6
	(unaudited)

A. Adjustments to reconcile net
income to net cash provided
by (used in) operating activities

Income and expenses not
involving cash flows:
Minority interest in losses
of Subsidiary	-	(6,214)	-	(7,094)	(6,214)
Depreciation and amortization	13,680	11,440	7,060	5,315	24,820
Deferred taxes, net	14,473	(4,842)	595	(1,719)	(12,408)
Capital loss on disposal of
property, plant and equipment	23	32	23	191	37
Effect of exchange rate
differences, net	283	9,067	319	9,204	5,332

Changes in assets and liabilities:
Decrease (increase) in trade
receivables	(11,957)	(52,260)	14,349	(28,727)	(12,229)
Decrease (increase) in other
receivables	(2,908)	10,543	(2,980)	9,912	664
Increase in inventories	(17,245)	(46,441)	(27,782)	(20,705)	(37,115)
Increase (decrease) in trade
payables	35,600	(5,728)	22,274	(2,878)	(8,468)
Net change in balances with
related parties	13,029	5,087	8,704	7,146	9,179
Increase (decrease) in other
payables and accrued expenses	4,388	6,347	(14,780)	(7,524)	7,306
Liability for employee rights upon
early retirement	1,587	-	1,587	-	-

	50,953	(72,969)	9,369	(36,879)	(29,096)

B. Non-cash activities
Acquisition of Property plant and
equipment on credit	9,484	11,267	573	3,126	11,091

Shares issued to share holders as
consideration their shares
in subsidiaries	-	-	-	-	50,369

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

7

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 1	–	BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of June 30, 2007 and for the three months then ended (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2006 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of June 30, 2007 and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)	The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2006 and for the year then ended, except for the effect of initial application of Accounting Standard No.27 “Property plant and equipment “, see 2 B below.

(2)	The effect of initial application of Accounting Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”, Accounting Standard No. 26 “Inventory” and Accounting Standard No. 30 “Intangible Assets” on the Company’s financial position and results of operations is not material

(3)	The Company reclassified participation in advertising expenses paid to customers as redaction of revenue, instead of marketing expenses as was presented in previous accounting periods, in order to conform to the current format of presentation in the interim consolidated financial statements as of June 30, 2007.

(4)	The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

8

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment for inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by weighted average cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

9

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No.26 “Inventory” (cont.)

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

This standard applies to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

Application of Standard No. 27 “Property plant and equipment”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Standard”), which establishes the accounting treatment for property plant and equipment, including the recognition of the assets, the determination of their carrying amounts, the depreciation charges and impairment losses to be recognized in relation to them and the disclosures required in the financial statements.

The Standard states that an item of property, plant and equipment will be measured at initial recognition at cost. The cost should also include the initial estimate of costs required to dismantle and remove the item.

Following the initial recognition, the Standard permits the entity to choose either the cost model or the revaluation model as its accounting policy. The same policy should be applied to an entire class of property, plant and equipment.

Cost model – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation model – an item whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. An increase in an asset’s value due to revaluation should be credited directly to shareholders’equity (“revaluation reserve”).

This new standard is effective for financial statements covering periods beginning January 1, 2007 and onwards and should be applied retroactively.

10

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Property plant and equipment” (cont.)

In April 2007 the Israeli Accounting Standards Board published Standard no. 28 "An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment".

Standard 28 allows an entity which intends to adopt the exemptions established in IFRS 1 regarding property plant and equipment, to adopt them at the adoption of Standard 27. In accordance with these exemptions, an entity may present property plant and equipment at the transition date, in their fair value at that date, as a surrogate for their cost (deemed cost). In addition, the Standard states that an entity which elects fair value as deemed cost, will not represent comparative information, but should disclosure that fact and the fair value in 1 January 2007 of any item which was measured at fair value as deemed cost.

The company has adopted the cost model.

As a result of the initial application of this standard the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 5,271 thousand as of June 30,2007 (NIS 5,153 thousand as of December 31, 2006 and NIS 4,698 thousand as of June 30, 2006).

Application of Standard No. 30 “Intangible Assets”.

In March 2007, The Israeli Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (“the Standard”), which sets the accounting treatment for Intangible Assets that are not dealt with specifically in another standard, as well as the disclosure requirements in the financial statements for the entity’s Intangible Assets.

An intangible asset shall be measured initially at cost.

Research and development costs

Expenditures arising from research (or from the research phase of an internal project) shall not be recognized as an asset and should be expensed when incurred.

An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, the criteria for recognition as an intangible asset in the standard are met.

Expenditure on an intangible item that was initially recognized as an expense shall not be recognized as part of the cost of an intangible asset at a later date.

Measurement after Recognition

After initial recognition, an entity may choose to:

Measure intangible asset at its cost less any accumulated amortization and any accumulated impairment losses, or

For an intangible asset that have an active market, as defined in the standard, measure it at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses.

11

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 30 “Intangible Assets” (cont.)

An entity shall assess whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful life using a systematic basis. An intangible asset with an indefinite useful life shall not be amortized. Instead, an entity is required to test an intangible asset with an indefinite useful life for impairment annually, or whenever there is an indication that the intangible asset may be impaired, using the method prescribed in Accounting Standard No. 15.

This Standard applies to financial statements for annual periods beginning on or after January 1, 2007:

An entity which intends to adopt one or more of the exemptions established in IFRS 1 regarding intangible assets, in the financial statements to periods beginning January 2008, is permitted to adopt these exemptions in the financial statements to periods beginning in 1 January 2007. An entity which elects fair value as deemed cost, will not represent comparative information, but will disclose that fact and the fair value as of 1 January 2007 of any item which shall be recorded at fair value as deemed cost.

Research and development in process project which was acquired in business combination performed before 1 January 2007, and satisfied the recognition criteria at the time the asset was acquired and was recognized as an expense, will be recognized as an asset at the adoption date. The adjustment will be credited to retained earnings in 1 January 2007.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

C.	Accounting Standards that are not yet adopted

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

12

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Accounting Standards that are not yet adopted (cont.)

Application of Standard No.29 “Adoption of International Financial Reporting Standards” (cont.)

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

D.	Following are the changes in the representative exchange rates of the Turkish Lira and the U.S. dollar vis-à-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of theUS Dollar (NIS per $1)	Representative exchange rate of the Turkish Lira (NIS per YTL1)	CPI "in respect of" (in points)

June 30, 2007	4.249	3.236	110.97
June 30, 2006	4.440	2.805	111.71
December 31, 2006	4.225	2.975	109.90

Increase (decrease) during the:	%	%	%

Six months ended June 30, 2007	0.57	8.76	0.97
Three months ended June 30, 2007	2.26	8.37	1.21
Six months ended June 30, 2006	(3.54)	(18.10)	1.55
Three months ended June 30, 2006	(4.82)	(19.63)	0.97
Year ended December 31, 2006	(8.21)	(13.13)	(0.09)

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HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NOTE 3	–	SUPPLEMENTAL DATA

1.	Due to new indicators that occurred during the first quarter the Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As a result of the said examination the deferred tax asset due to carry-forward tax losses in the Turkish subsidiary as of June 30, 2007 include a valuation allowance in the amount of NIS 12 million.

2.	According to the decision of the Board of Directors which took place at March 1, 2007, the Company approved the capitalization of NIS 5.455 million of the Company’s retained earnings that were derived from Approved Enterprise activities of previous years, by transferring the said amount from retained earnings to capital reserve.

3.	On June 17, 2007, the court approved a withdrawal of a plaintiff’s from his petition for a class action suit against the Company for reducing the number of units of diapers in the “Titulim” packages.

4.	On June 27, 2007, the court approved a withdrawal of a plaintiff’s from his petition for a class action suit against the Company for reducing the number of units of toilet paper in “Kleenex Premium” packages.

NOTE 4	–	SUBSEQUENT EVENTS

On July 4, 2007, the court approved a withdrawal of a plaintiff’s from his petition for a class action suit against the Company for reducing the number of units of diapers in the “Titulim Premium” packages.

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